Exhibit 99.2

Form 51-102F3
Material Change Report

1.             Name and Address of Company

Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, T6H 5R7

2.             Date of Material Change

June 3, 2009

3.             News Release

June 3, 2009 via Marketwire.

4.             Summary of Material Change

Titan Trading Analytics Inc. (“Titan” or the “Company”) announced it has completed development and testing of the second generation of its TickAnalyst software package.

5.             Full Description of Material Change

Titan Trading Analytics Inc. (“Titan” or the “Company”) announced it has completed development and testing of the second generation of its TickAnalyst software package. TickAnalyst X2, comprised of the signal-processing engine, database-management tools, and charting server applies event triggers and customized analytics across extensive amounts of streaming data, a process also known as Complex Event Processing (“CEP”). The CEP applies Titan’s proprietary model-built logic to several North American exchanges in real-time. Titan’s proprietary models are designed to perform in all market environments. Model examples include trending and non-trending (mean-reversing) versions with numerous variations of each.

TickAnalyst X2 has enabled Titan Trading USA LLC (“TTU”) to implement TTU’s Internal Asset Management business model utilizing the US$5,000,000 received from Compo Investment Partners LP of New York.

6.             Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7.             Omitted Information

N/A

8.             Executive Officer

Ken W. Powell, President & CEO
Telephone:  780-438-1239

9.             Date of Report

June 5, 2009